SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549




                                 FORM 11-K



                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended   December 31, 1993

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from            to

                     Commission file number   0-5374

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Varlen Corporation Profit Sharing and Retirement Savings Plan and
          Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Varlen Corporation
          55 Shuman Boulevard
          P. O. Box 3089
          Naperville, Illinois 60566-7089
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                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                              VARLEN CORPORATION PROFIT SHARING AND
                              RETIREMENT SAVINGS PLAN AND TRUST



June 29, 1994                 By: /s/ Richard A. Nunemaker

                                 Richard A. Nunemaker
                                 Plan Co-Administrator

                           REQUIRED INFORMATION



    Varlen Corporation Profit Sharing and Retirement Savings Plan and Trust
     Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.


   Consent of Deloitte & Touche.

The financial statements and schedules required by Form 11-K have been filed in paper with the Securities Exchange Commission under cover of Form SE.
Such filing was made on the date hereof, prior to the submission hereof.

                               EXHIBIT INDEX



Exhibit        Description                             Page

  23           Consent of Deloitte & Touche             20

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                                EXHIBIT 23

                                                                 EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT


We consent to the incorporation by reference in the Registration Statements of Varlen Corporation and Subsidiaries on Form S-8, File No. 33-35085 and Form S-8, File No. 33-55132 and Form S-3, File No. 33-72218 and Form S-3, File No. 33-58356 and Form S-3, File No. 33-61826 and Form S-8/S-3, File No. 33-72480 of our report, dated June 10, 1994, appearing in the Annual Report on Form 11-K of the Varlen Corporation Profit Sharing and Retirement Savings Plan and Trust for the year ended December 31, 1993.

DELOITTE & TOUCHE

Chicago, Illinois
June 28, 1994